Exhibit 2

Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th floor

Los Angeles, California 90071

May 22, 2016

Ms. Carol Crenshaw

Mr. Justin C. Dearborn

Mr. David E. Dibble

Mr. Michael W. Ferro, Jr.

Mr. Philip G. Franklin

Mr. Eddy W. Hartenstein

Ms. Renetta McCann

Mr. Richard A. Reck

Mr. Donald Tang

Ms. Ellen Taus

c/o Ms. Julie K. Xanders

Executive Vice President, General Counsel & Secretary

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Directors of Tribune Publishing Company:

We are in receipt of Mr. Dearborn’s letter dated May 22, 2016. It fails to address the substance of our letters dated May 18 and 20 and mischaracterizes our position.

Suffice it to note that, as the largest shareholder of Tribune unassociated with Mr. Ferro, and unaffected by the motivations that may affect someone trying to maintain management control, we continue to believe it would be in the best interests of all Tribune shareholders for an independent committee of Tribune’s directors, assisted by independent advisors, to evaluate and respond to Gannett’s proposal. Given the circumstances, we can’t imagine any rationale to the contrary consistent with the Board’s duty to shareholders.

We also want to correct two misstatements in Mr. Dearborn’s letter. First, we have never received a $15 per share offer from an independent third party. On Friday, May 20, Mr. Ferro asked us if we would sell our shares to an unidentified party who, he claimed, would offer to buy them. We declined to entertain such an offer, in significant part because we believe that a better price than $15 per share would be available if the Tribune Board would engage constructively with Gannett. We do not know anything about the identity of the purported buyer or whether a transaction could have been arranged. Nor do we know whether the purported buyer was independent of Mr. Ferro. Second, your statement about coordinated behavior is, plainly and simply, wrong. Oaktree is pursuing only the interests of the funds it manages. We believe these interests are the same as the interests of all other Tribune shareholders unaffiliated with Tribune management.

Very truly yours,

/s/ John B. Frank
John B. Frank
Vice Chairman